

DIVISION OF
CORPORATION FINANCE

March 24, 2009

Mr. Gifford A. Dieterle
Chief Executive Officer
Capital Gold Corporation
76 Beaver Street, 14th floor
New York, NY 10005

> **Re:** **Capital Gold Corporation**
> **Form 10-K for Fiscal Year Ended July 31, 2008**
> **Filed October 29, 2008**
> **Schedule 14A Filed December 8, 2008**
> **Form 10-Q for Fiscal Quarter Ended October 31, 2008**
> **Filed December 10, 2008**
> **Response Letter Dated January 13, 2009**
> **Response Letter Dated January 15, 2009**
> **Form 10-K/A Fiscal Year Ended July 31, 2008**
> **Filed February 13, 2009**
> **Form 10-Q/A for Fiscal Quarter Ended October 31, 2008**
> **Filed February 13, 2009**
> **Response Letter Dated February 13, 2009**
> **Form 10-K/A Fiscal Year Ended July 31, 2008**
> **Filed March 19, 2009**
> **Response Letter Dated March 19, 2009**
> **File No. 000-13078**

Dear Mr. Dieterle:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director